                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               MessageMedia, Inc.
                               ------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                                 --------------
                                 (CUSIP Number)


                          SOFTBANK Technology Ventures
                               Attn: Bradley Feld
                                 Managing Member
                        200 West Evelyn Avenue, Suite 200
                             Mountain View, CA 94043
                                 (650) 962-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 22, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 2 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK Technology Ventures VI, L.P.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF
                       7       SOLE VOTING POWER
     SHARES
                               3,599,015
  BENEFICIALLY      ------------------------------------------------------------
                       8       SHARED VOTING POWER
    OWNED BY
                               -0-
      EACH          ------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
    REPORTING
                               3,599,015
     PERSON         ------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
      WITH:
                               -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,599,015
--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (see instructions)
            N/A
--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            5.3%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 3 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK U.S. Ventures VI, L.P.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     3,860,070
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    3,860,070
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,860,070
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            5.7%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 4 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK Technology Ventures Advisors Fund VI, L.P.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     140,211
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    140,211
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            140,211
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            0.2%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 5 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK Technology Ventures Side Fund VI, L.P.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     147,183
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    147,183
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            147,183
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            0.2%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 6 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SBTV VI LLC
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            AF
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     7,746,479
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    7,746,479
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,746,479
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            11.4%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            OO
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 7 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK Technology Ventures IV, L.P.
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS (2d) OR 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     10,634,871
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    10,634,871
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,634,871
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.6%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 8 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            SOFTBANK Technology Advisors Fund, L.P. ("STAF")
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (see instructions)

            WC
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     203,766
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    203,766
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            203,766
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
            N/A

--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            0.3%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            PN
--------------------------------------------------------------------------------

  ---------------------                                          ------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 9 OF 50
  ---------------------                                          ------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            STV IV LLC
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (see instructions)

            AF
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     10,838,637
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    -0-
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    10,838,637
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,838,637
--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

            N/A
--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.9%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            OO
--------------------------------------------------------------------------------

  ---------------------                                          -------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 10 OF 50
  ---------------------                                          -------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            Gary E. Rieschel
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (see instructions)
            AF
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     -0-
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    18,585,116
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    -0-
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,585,116
--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

            N/A
--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            27.3%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            IN
--------------------------------------------------------------------------------

  ---------------------                                          -------------
  CUSIP NO. 337486 10 4            SCHEDULE 13D                  PAGE 11 OF 50
  ---------------------                                          -------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            Bradley A. Feld
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b) X
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (see instructions)
            AF (with respect to the shares with shared voting power), PF (with respect to the shares with sole voting and dispositive power)
--------------------------------------------------------------------------------
 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
            N/A
--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
          NUMBER OF            7       SOLE VOTING POWER

            SHARES                     507,763
                             ---------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER

           OWNED BY                    18,585,116
                             ---------------------------------------------------
             EACH              9       SOLE DISPOSITIVE POWER

          REPORTING                    507,763
                             ---------------------------------------------------
            PERSON             10      SHARED DISPOSITIVE POWER

            WITH:                      -0-
--------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,092,879
--------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

            N/A
--------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            28.1%
--------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (see instructions)

            IN
--------------------------------------------------------------------------------

         SOFTBANK Technology Ventures VI, L.P., a Delaware limited partnership, SOFTBANK U.S. Ventures VI, L.P., a Delaware limited partnership, SOFTBANK Technology Ventures Advisors Fund VI, L.P., a Delaware limited partnership, SOFTBANK Technology Ventures Side Fund VI, L.P., a Delaware limited partnership, SBTV VI LLC, a Delaware limited liability company, SOFTBANK Technology Ventures IV, L.P., a Delaware limited partnership, SOFTBANK Technology Advisors Fund, L.P., a Delaware limited partnership, STV IV LLC, a Delaware limited liability company, Bradley A. Feld ("Mr. Feld") and Gary E. Rieschel ("Mr. Rieschel"), both U.S. citizens, hereby file this statement on Schedule 13D to report the shares of common stock, par value $0.001 per share (the "Common Stock"), of MessageMedia, Inc., a Delaware corporation (the "Company"), beneficially owned by them. All of the above entities and individuals are collectively referred to as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the Common Stock of the Company. The principal executive offices of the Company are located at 1100 South McCaslin Road, Suite 100, Superior, CO 80027.

ITEM 2.  IDENTITY AND BACKGROUND

         SOFTBANK Technology Ventures VI, L.P., SOFTBANK U.S. Ventures VI, L.P., SOFTBANK Technology Ventures Advisors Fund VI, L.P., and SOFTBANK Technology Ventures Side Fund VI, L.P. (the "VI Funds") are investment funds managed by their sole general partner, SBTV VI LLC. Securities owned of record by the VI Funds may be regarded as being beneficially owned by SBTV VI LLC, their general partner.

         SOFTBANK Technology Ventures IV, L.P. and SOFTBANK Technology Advisors Fund, L.P. (the "IV Funds") are investment funds managed by their sole general partner, STV IV LLC. Securities owned of record by the IV Funds may be regarded as being beneficially owned by STV IV LLC, their general partner.

         The principal business of the IV Funds and the VI Funds is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. STV IV LLC and SBTV VI LLC were formed to manage the businesses of the IV Funds and the VI Funds, respectively.

         Pursuant to the Limited Liability Company Agreement of STV IV LLC, the Common Stock owned of record by the IV Funds may be voted by Mr. Feld or Mr. Rieschel, one of its Principal Members and Managing Member, respectively. As a result, Mr. Feld and Mr. Rieschel may be deemed to share voting power over securities beneficially owned by STV IV LLC and therefore may be regarded as beneficial owners of such securities.

         Pursuant to the Limited Liability Company Agreement of SBTV VI LLC, the Common Stock owned of record by the VI Funds may be voted by Mr. Feld or Mr. Rieschel, one of its Managing Members and Executive Managing Director, respectively. As a result, Mr. Feld and Mr. Rieschel may be deemed to share voting power over securities beneficially owned by SBTV VI LLC and therefore may be regarded as beneficial owners of such securities.

         The principal business offices of the Reporting Persons is 200 West Evelyn Avenue, Suite 200, Mountain View, California 94043.

         Schedules 1 and 2 hereto set forth the following information with respect to each member of STV IV LLC and SBTV VI LLC: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the preceding paragraph.

         During the past five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1 and 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used to purchase the shares of Common Stock reported herein by the VI Funds were available working capital of the VI funds in the amount of $5,500,000.09. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The Common Stock reported herein by the IV Funds, Mr. Feld and Mr. Rieschel previously was acquired pursuant to other transactions then those set forth below.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisitions of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Company. Except as set forth below, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of it is subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

         On February 22, 2001, the VI Funds purchased 7,746,479 shares of Common Stock from the Company for a purchase price of $0.71 per share pursuant to a Common Stock Purchase Agreement dated February 22, 2001 (the "Purchase Agreement") for an aggregate purchase price of $5,500,000.09.

         All references to the Purchase Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit B hereto and is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by Mellon Investor Services LLC, the transfer agent for Common Stock of the Company, as of February 27, 2001, the total number of shares of Common Stock outstanding was 67,989,433.

         SOFTBANK TECHNOLOGY VENTURES VI, L.P. As of the date of filing this statement, SOFTBANK Technology Ventures VI, L.P. beneficially owns of record 3,599,015 shares of Common Stock, representing approximately 5.3% of the Common Stock outstanding.

         SOFTBANK U.S. VENTURES VI, L.P. As of the date of filing this statement, SOFTBANK U.S. Ventures VI, L.P. beneficially owns of record 3,860,070 shares of Common Stock, representing approximately 5.7% of the Common Stock outstanding.

         SOFTBANK TECHNOLOGY VENTURES ADVISORS FUND VI, L.P. As of the date of filing this statement, SOFTBANK Technology Ventures Advisors Fund VI, L.P. beneficially owns of record 140,211 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding.

         SOFTBANK TECHNOLOGY VENTURES SIDE FUND VI, L.P. As of the date of filing this statement, SOFTBANK Technology Ventures Side Fund VI, L.P. beneficially owns of record 147,183 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding.

         SBTV VI LLC. As of the date of filing this statement, SBTV VI LLC may be deemed to beneficially own 7,746,479 shares of Common Stock by virtue of being the general partner of the VI Funds, the record owners of such shares. This amount represents approximately 11.4% of the Common Stock outstanding.

         SOFTBANK TECHNOLOGY VENTURES IV, L.P. As of the date of filing this statement, SOFTBANK Technology Ventures IV, L.P. beneficially owns of record 10,634,871 shares of Common Stock, representing approximately 15.6% of the Common Stock outstanding.

         SOFTBANK TECHNOLOGY ADVISORS FUND, L.P. As of the date of filing this statement, SOFTBANK Technology Advisors Fund, L.P. beneficially owns of record 203,766 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding.

         STV IV LLC. As of the date of filing this statement, STV IV LLC may be deemed to beneficially own 10,838,637 shares of Common Stock by virtue of being the general partner of the IV Funds, the record owners of such shares. This amount represents approximately 15.9% of the Common Stock outstanding.

         BRADLEY A. FELD. As of the date of filing this statement, Bradley A. Feld beneficially owns in his own name 507,763 shares of Common Stock, representing approximately 0.7% of the Common Stock outstanding. As of the date of filing this statement, Mr. Feld is a Principal Member of STV IV LLC, the general partner of the IV Funds, the record owners of 10,838,637 shares of Common Stock. Accordingly, Mr. Feld may be deemed to beneficially own 10,838,637 shares of Common Stock held of record by the IV Funds. As of the date of filing this statement, Mr. Feld is a Managing Member of SBTV VI LLC, the general partner of the VI Funds, the record owners of 7,746,479 shares of Common Stock. Accordingly, Mr. Feld may be deemed to beneficially own 7,746,479 shares of Common Stock held of record by the VI Funds. The shares beneficially owned by Mr. Feld in his own name and the shares that may be beneficially owned by him through STV IV LLC and SBTV VI LLC represent approximately 28.1% of the Common Stock currently outstanding.

         GARY E. RIESCHEL. As of the date of filing this statement, Mr. Rieschel is a Principal Member and Manager Member of STV IV LLC, the general partner of the IV Funds, the record owners of 10,838,637 shares of Common Stock. Accordingly, Mr. Rieschel may be deemed to beneficially own 10,838,637 shares of Common Stock held of record by the IV Funds. As of the date of filing this statement, Mr. Rieschel is a Managing Member and Executive Managing Director of SBTV VI LLC, the general partner of the VI Funds, the record owners of 7,746,479 shares of Common Stock. Accordingly, Mr. Rieschel may be deemed to beneficially own 7,746,479 shares of Common Stock held of record by the VI Funds. The shares beneficially owned by Mr. Rieschel in his own name and the shares that may be beneficially owned by him through STV IV LLC and SBTV VI LLC represent approximately 27.3% of the Common Stock currently outstanding.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 or 2 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the Purchase Agreement described in Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 or 2 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


    EXHIBIT NO.                         DESCRIPTION
    -----------                         -----------

         A Agreement of Joint Filing, dated as of March 5, 2001, by and among SOFTBANK Technology Ventures VI, L.P., SOFTBANK U.S.
                  Ventures VI, L.P., SOFTBANK Technology Ventures Advisors Fund
                  VI, L.P., SOFTBANK Technology Ventures Side Fund VI, L.P.,
                  SBTV VI LLC, SOFTBANK Technology Ventures IV, L.P., SOFTBANK
                  Technology Advisors Fund, L.P., STV IV LLC, Bradley A. Feld and Gary E. Rieschel.

         B Common Stock Purchase Agreement dated as of February 22, 2001, between the Company and the VI Funds.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 5, 2001

SOFTBANK Technology Ventures VI, L.P.
By:  SBTV VI LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Managing Member

SOFTBANK U.S. Ventures VI, L.P.
By:  SBTV VI LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Managing Member

SOFTBANK Technology Ventures Advisors Fund VI, L.P.
By:  SBTV VI LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Managing Member

SOFTBANK Technology Ventures Side Fund VI, L.P.
By:  SBTV VI LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Managing Member

SBTV VI LLC

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Managing Member

SOFTBANK Technology Ventures Fund IV, L.P.
By:  STV IV LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Principal Member

SOFTBANK Technology Advisors Fund, L.P.
By:  STV IV LLC, its general partner

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Principal Member

SBTV IV LLC

By:  /s/ Bradley A. Feld
     ----------------------------------------------
Bradley A. Feld, Principal Member


BRADLEY A. FELD

/s/ Bradley A. Feld
---------------------------------------------------
Name:  Bradley A. Feld


GARY E. RIESCHEL

/s/ Gary E. Rieschel
---------------------------------------------------
Name:  Gary E. Rieschel

                                   SCHEDULE I

                              MEMBERS OF STV IV LLC

         The business address for each of the individuals listed below is 200 West Evelyn Avenue, Suite 200, Mountain View, California 94043.

         Each of the individuals listed below is a United States citizen.


     NAME                                  POSITION WITH STV IV LLC
     ----                                  ------------------------

Gary E. Rieschel                     Principal Member and Manager Member

Charles R. Lax                       Principal Member

Bradley A. Feld                      Principal Member

E. Scott Russell                     Principal Member

                                   SCHEDULE II

                             MEMBERS OF SBTV VI LLC

         The business address for each of the individuals listed below is 200 West Evelyn Avenue, Suite 200, Mountain View, California 94043.

         Each of the individuals listed below is a United States citizen.


     NAME                                    POSITION WITH SBTV VI LLC
     ----                                    -------------------------

Gary E. Rieschel                     Managing Member and Executive Managing Director

Bradley A. Feld                      Managing Member

E. Scott Russell                     Managing Member

D. Rex Golding                       Managing Member

Heidi Roizen                         Managing Member

William Burnham                      Managing Member

Greg Galanos                         Managing Member

Carl Rosendahl                       Managing Member

Greg Prow                            Managing Member

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

  A Agreement of Joint Filing, dated as of March 5, 2001, by and among SOFTBANK Technology Ventures VI, L.P., SOFTBANK U.S.
               Ventures VI, L.P., SOFTBANK Technology Ventures Advisors Fund
               VI, L.P., SOFTBANK Technology Ventures Side Fund VI, L.P.,
               SBTV VI LLC, SOFTBANK Technology Ventures IV, L.P., SOFTBANK
               Technology Advisors Fund, L.P., STV IV LLC, Gary E. Rieschel and Bradley A. Feld.

  B Common Stock Purchase Agreement dated as of February 22, 2001, between the Company and the VI Funds.